Exhibit 2.1
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                           Statement of Control Person


The Statement on this Schedule 13G/A dated September 24, 2003 with respect to the common stock, $.01 value per share, of ArQule, Inc. is filed by Samuel D. Isaly in accordance with the provisions of Rule 13d-1(b) and Rule 13d-1(k), respectively, as control person (HC) of OrbiMed Advisors LLC and OrbiMed Capital LLC, and by PW Alternative Asset Management, Inc. in accordance with the provisions of Rule 13d-1(b) and Rule 13d-1(k), respectively, as control person
(HC) of UBS Eucalyptus Management, L.L.C. and UBS Fund Advisor, L.L.C.

OrbiMed Advisors LLC, OrbiMed Capital LLC, UBS Eucalyptus Management, L.L.C. and UBS Fund Advisor, L.L.C. file this statement on Schedule 13G/A in accordance with the provisions of Rule 13d-1(b) and Rule 13d-1(k), respectively, as investment advisors (IA).